Exhibit (a)(2)

TRAMMELL CROW COMPANY
2001 ROSS AVENUE, SUITE 3400
DALLAS, TEXAS 75201

         September 3, 2004

Dear Stockholder:

        I am pleased to announce that Trammell Crow Company is offering to purchase up to 4,444,444 shares of our Common Stock at a price not greater than $15.75 nor less than $13.50 per share. The offer is being conducted through a procedure commonly referred to as a modified "Dutch Auction." If you do not wish to sell any of your shares, you do not need to take any action.

        However, if you would like to sell some or all of your shares in the offer, then you may specify the price, within the range described above, at which you are willing to sell shares or elect to sell such shares at a price determined by the Dutch Auction process. We will select the lowest single purchase price that will allow us to purchase 4,444,444 of the validly tendered shares (or such lesser number validly tendered) pursuant to the offer. All shares purchased in the offer will be acquired at the same price. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, October 1, 2004.

        We believe that this offer to repurchase our shares is consistent with our long-term goals of increasing earnings per share and maximizing stockholder value. We also believe that the repurchase of our stock is a prudent use of our investment funds. We expect that the repurchase of our shares pursuant to this offer will be accretive to the future earnings per share for the stockholders that do not sell their shares in the offer.

        The offer and the procedure for tendering shares are explained in more detail in the enclosed offer to purchase and letter of transmittal. I encourage you to read these materials carefully before making any decision regarding whether to tender any of your shares. If you have questions about the tender offer, please contact Mellon Investor Services LLC, the information agent for the offer, at (888) 566-9477.

                      Sincerely

                      Robert E. Sulentic
                      Chairman and Chief Executive Officer